May 12, 2005

Via Facsimile (213) 630-6298
And overnight courier

The Bank of New York
c/o The Bank of New York Trust Company, N.A.
700 S. Flower Street, Suite 500
Los Angeles, CA 90017
Attention: Corporate Trust Administration

Re: Notice of Redemption of Notes
        AMERCO (the "Company") 12% Senior Subordinated Secured Notes due 2011
        (the "Notes")

Ladies and Gentlemen:

On behalf of the Company, this is to notify you that pursuant to Section 3.07 of
the Indenture dated as of March 15, 2004, by and among the Company, the guarantors
identified therein and The Bank of New York, as trustee (the "Indenture"), the Company
has elected to redeem all of the Notes issued and outstanding under the Indenture in an
aggregate amount of $148,646,137. The date of the redemption is June 16, 2005 and the
redemption price is 101.5% of the principal amount of Notes to be redeemed plus accrued
and unpaid interest thereon, if any, to, but excluding the redemption date.

Enclosed are (a) the required Officer's Certificate pursuant to Section 3.01 of the
Indenture and (b) a form of Notice of Redemption to be sent to the Holders (as defined in
the Indenture) of the Notes.

You are hereby requested and authorized to (i) deliver to the Holders of the Notes
a notice of redemption substantially in the form attached hereto and (ii) take any other
necessary steps to complete the redemption in the manner provided in the Indenture.

Please provide us with the wire transfer information for the account required for
the redemption funds pursuant to Section 3.05, so that we may forward the funds to this
account, pending completion of the redemption.

Very truly yours,

AMERCO

By:
Name: Gary B. Horton
Title: Treasurer